SHAREHOLDER MEETING (unaudited)
On March 18, 2004, the Annual Meeting of the Fund was held to elect three Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 9,470,684 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there were no current nominees for election by the preferred shareholders), with the votes tabulated as follows:
                                                 WITHHELD
                          FOR                  AUTHORITY
Patti McGill Peterson     9,291,884            178,439
Steven Pruchansky         9,309,572            160,751
Norman H. Smith           9,297,372            172,951

The common and preferred shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending June 30, 2005, with the votes tabulated as follows: 9,303,679 FOR, 84,877 AGAINST and 82,128 ABSTAINING.